UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August, 2011

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 5.07    Submission of Matters to a Vote of Security Holders.
On July 26, 2011, Velti plc, a company organized under the laws of the Bailiwick of Jersey, the Channel Islands (the “Company”), held its annual meeting of stockholders. At the annual meeting, the matters on which the stockholders voted, in person or by proxy were to:
(i)    receive the Company's accounts for the year ended 31 December 2010 together with the directors' report and the auditors' report on those accounts;
(ii)    re-elect Chris Kaskavelis as a director of the Company;
(iii)    re-elect David C.D. Hobley as a director of the Company;
(iv)    re-appoint Baker Tilly Virchow Krause, LLP as auditors of the Company;
(v)    authorize the board to determine the remuneration of the auditors;
(vi)    approve the proposed amendments to the Velti plc US non-employee share incentive plan; and
(vii)    adopt new articles of Association
The shareholders received the Company's accounts together with the directors' and auditors' reports on those accounts, Messrs. Kaskavelis and Mr. Hobley were re-elected, Baker Tilly Virchow Krause, LLP was re-elected as auditors for the Company, the shareholders authorized the board to determine the auditors remuneration, the shareholders approved the proposed amendments to the Velti plc US non-employee share incentive plan and adopted the new articles of association. The results of the voting were as follows:
Receipt of Company's Accounts:

Votes For	Votes Against	Abstentions
27,843,014	—	63,806
Election of Directors:

Director	Votes For	Votes Against	Abstentions
Chris Kaskavelis	27,902,100	4,720	—
David C.D. Hobley	26,768,641	1,138,054	125
Appointment of Baker Tilly Virchow Krause, LLP:

Votes For	Votes Against	Abstentions
27,900,625	4,720	1,475
Authorization of Board to Determine Remuneration of Auditors:

Votes For	Votes Against	Abstentions
27,872,904	33,916	—
Amendment to Velti plc US Non-Employee Share Incentive Plan:

Votes For	Votes Against	Abstentions
23,265,310	4,641,070	440
The amended Velti plc US non-employee Share Incentive Plan is attached hereto as Exhibit 4.3.
Adoption of New Articles of Association:

Votes For	Votes Against	Abstentions
27,901,000	530	5,290
The new Articles of Association as well as the currently effective Memorandum of Association are attached hereto as Exhibit 1.1.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description

1.1	Articles of Association of Velti plc
4.3	Velti plc 2009 US Non-Employee Share Incentive Plan
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
The information in this 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Sally J. Rau
Name:	Sally J. Rau
Title:	Chief Administrative Officer and General Counsel

Date: August 3, 2011